Exhibit 99.1

Xueda Education Group Reports First Quarter 2015 Financial Results

BEIJING, May 19, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the quarter ended March 31, 2015.

Financial Highlights for First Quarter 2015 Compared to First Quarter 2014

•                  Total net revenues increased 0.2% to $85.4 million from $85.3 million.

•                  Gross margin was 25.3%, compared to 28.3%.

•                  Net income attributable to Xueda Education Group was $0.9 million, compared to $1.2 million.

•                  Non-GAAP net income1 per ADS attributable to Xueda Education Group was $0.03, compared to $0.06.

Operational Highlights for the First Quarter 2015

•                  Effective student count2 increased 3.9% to 76,635, from 73,749 for the first quarter 2014.

•                  New student sign-ups3 increased 6.1% to 29,442, from 27,774 for the first quarter 2014.

•                  The number of retained students increased 2.6% to 47,193, from 46,005 for the first quarter 2014.

•                  New learning centers increased net 15, with 19 opened and 4 closed. Total number of learning centers at the end of the first quarter was 482.   Total area of learning centers decreased 0.7% year-over-year to approximately 280,000 square meters, from approximately 282,000 square meters in the first quarter 2014.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “In the first quarter, we delivered results that slightly exceeded our financial guidance.  We were especially pleased to see effective student count grow by 3.9%, fueled by a 6.1% increase in new student sign-ups and 2.6% rise in the number of retained students.  These upticks helped grow cash collections by $10 million.  Additionally, in the first quarter we added net 15 new learning centers and gained further traction in our Small Group Tutoring and eXueda initiatives.”

He concluded, “Following a challenging 2014, the Company is entering 2015 in a more stable position.  We remain focused on our core one-on-one tutoring services and further refining our strategic initiatives deeper into our operations.”

First Quarter 2015 Financial and Operating Results

Total Net Revenues

Total net revenues for the first quarter 2015 increased 0.2% year-over-year to $85.4 million, from $85.3 million for the first quarter 2014. The increase reflects relatively flat revenue growth year-over-year from one-on-one tutoring and 96% revenue growth year-over-year from small group tutoring; offset by a revenue decrease in study tour offerings, principally from the Model United Nations program.

•                  Effective student count increased 3.9% to 76,635 for the first quarter 2015, from 73,749 for the first quarter 2014.

•                  Average net revenue per student for the first quarter 2015 decrease 5.1% to $1,206, compared to $1,271 for the first quarter 2014.

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2  Effective student count is defined as the number of students who  (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and(ii)  had attended at least one tutoring session within the 180 days before the last day of the relevant period..

3  New student sign-ups is defined as the number of students who enrolled in a Xueda program during the relevant period for the first time in the last three calendar years.

Cost of Revenues

Cost of revenues for the first quarter 2015 was $63.8 million, compared to $61.2 million in the first quarter 2014.

Gross Profit and Gross Margin

Gross profit for the first quarter 2015 decreased to $21.6 million from $24.1 million for the first quarter 2014. Gross margin for the first quarter 2015 was 25.3%, compared to 28.3% for the first quarter 2014.

•                  Teaching staff cost for the first quarter 2015 increased to $47.4 million, from $43.5 million in the first quarter 2014. As a percentage of total net revenues, teaching staff cost was 55.5% and 51.0% for the first quarters 2015 and 2014, respectively.

•                  Rental cost for the first quarter 2015 decreased to $10.2 million, from $10.4 million in the first quarter 2014.  As a percentage of total net revenues, rental costs were 11.9% and 12.2%, for the first quarters 2015 and 2014, respectively.

•                  Depreciation and other cost for the first quarter 2015 was $6.2 million compared to $7.2 million for the first quarter 2014.

Operating Expenses

Total operating expenses for the first quarter 2015 decreased to $21.3 million from $23.8 million for the first quarter 2014.  Total operating expenses for the first quarter 2015 accounted for 24.9% of total net revenues, compared to 27.9% for the first quarter 2014. Total non-GAAP operating expenses for the first quarter 2015 were $20.3 million, compared to $21.0 million for the same period in 2014.  Total non-GAAP operating expenses for the first quarter 2015 comprised 23.8% of total net revenues, compared to 24.6% for the first quarter 2014.

General and administrative expenses for the first quarter 2015 decreased 13.4% year-over-year to $13.3 million, from $15.3 million for the same period in 2014.  The decrease was mainly attributable to reduced share based compensation expense.  Non-GAAP general and administrative expenses for the first quarter 2015 were $12.3 million, compared to $12.5 million for the same period in 2014. Non-GAAP general and administrative expenses for the first quarter 2015 accounted for 14.4% of total net revenues, compared to 14.7% for the first quarter 2014.

Sales and marketing expenses for the first quarter 2015 decreased 5.1% year-over-year to $8.1 million, compared to $8.5 million for the same period in 2014. Sales and marketing expenses for the first quarter 2015 represented 9.4% of total net revenues, compared to 10.0% for the first quarter 2014.

Operating Income

Operating income for the first quarter 2015 was $332 thousand, compared to $302 thousand for the first quarter 2014. Non-GAAP operating income for the first quarter 2015 was $1.3 million, compared to $3.1 million for the first quarter 2014.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first quarter 2015 was $0.9 million, compared to $1.2 million for the same period in 2014. Net income attributable to Xueda Education Group per ADS for the first quarter 2015 was $0.02 per ADS, almost unchanged from the first quarter 2014.

Non-GAAP net income attributable to Xueda Education Group for the first quarter 2015 was $1.9 million, compared to $4.0 million for the first quarter 2014. Non-GAAP net income attributable to Xueda Education Group per ADS for the first quarter 2015 was $0.03 per ADS, compared to $0.06 for the first quarter 2014.

Cash Flow

Net operating cash inflow for the first quarter 2015 was $33.0 million, compared to $17.1 million inflow for the first quarter 2014. The increase in net operating cash inflow was mainly due to increased cash collections from student enrollment and renewal. Capital expenditures for the first quarter 2015 were $2.8 million, compared to $3.4 million for the first quarter 2014.

Business Outlook

For the second quarter 2015, the Company currently expects:

•                  Net revenues to be in the range between $110.0 million to $113.0 million, compared to $120.8 million for the same quarter of 2014 which included the one-time sales of Internet-enabled tablet devices sold in support of the launch of eXueda.  Excluding the one-time sales of the Internet-enabled tablet devices, the total net revenues for the second quarter 2014 would have been $110.8 million.

•                  Non-GAAP net income attributable to Xueda Education Group per ADS to be in the range between $0.17 to $0.19, compared to non-GAAP diluted net income attributable to Xueda Education Group per ADS of $0.27 for the same quarter of 2014. Excluding the one-time sales of Internet-enabled tablet devices from the comparison, non-GAAP diluted EPS would be $0.30. This estimate assumes an effective income tax rate of 34% on non-GAAP income before income tax and weighted average diluted ADSs of 63.5 million.

These estimates do not include any potential costs that may be incurred by the Company in connection with the preliminary proposal by Insight Investment Co., Ltd. to acquire all of the Company’s outstanding shares, which is further described below.

The above guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Subsequent Events

Compensation Committee Chairperson Appointed

The Company today announced that, effective immediately, Mr. Arthur Wong, an Independent Director of the Company’s board of directors has been appointed to serve as Chairperson of the board’s compensation committee.  Mr. Wong replaces in this role Mr. William Hsu, who resigned from the Company’s board of directors on April 27, 2015.

Preliminary Proposal to Acquire All Outstanding Shares of the Company

The Company received a preliminary non-binding proposal letter dated April 20, 2015 from Insight Investment Co., Ltd., a Chinese company listed on the Shenzhen Stock Exchange under the Stock Code 000526.SZ (“Insight”), to acquire all of the Company’s outstanding shares at $3.38 per ADS, or $1.69 per ordinary share.  The Board of Directors of the Company has formed a committee of independent directors to review and evaluate this proposal.  The Company cautions its shareholders and others considering trading its securities that neither the board of directors nor the independent committee has made any decision with respect to the Company’s response to the proposal by Insight. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this proposal or any other transaction, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted cost of revenues, adjusted gross profit (loss), adjusted operating expenses, adjusted general and administrative expenses, adjusted selling and marketing expenses, adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 p.m. EDT on Tuesday, May 19, 2015 (which corresponds to 5:00 p.m. PDT on Tuesday, May 19, 2015 and 8:00 a.m. Beijing/Hong Kong Time on Wednesday, May 20, 2015) to discuss the results and answer questions from investors. Listeners may access the call by dialing:

US Toll:	1- 845-675-0437
International Toll:	65-6-723-9381
Hong Kong Toll Free:	800- 906-601
Hong Kong Toll:	852- 3018-6771
China Toll:	800- 819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	43239309

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through May 27, 2015 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	43239309

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel:      +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As of
	March 31, 2015	December 31, 2014
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$143,413	$113,825
Short-term investments	94,563	94,721
Prepaid expenses and other current assets	16,104	14,813
Amounts due from related parties	73	170
Deferred tax assets-current	9,596	6,125
Total current assets	263,749	229,654

Property and equipment, net	29,705	30,433
Rental deposits	4,939	4,893
Goodwill	876	875
Long-term investments	12,671	9,010
Other noncurrent assets	2,685	4,084
Total assets	$314,625	$278,949

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Group of $121,583 and $102,461 as of March 31, 2015 and December 31, 2014, respectively)	121,583	102,461
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $37,059 and $30,605 as of March 31, 2015 and December 31, 2014, respectively)	39,860	32,473
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Group of nil and nil as of March 31, 2015 and December 31, 2014, respectively)	9,982	—
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of $10,049 and $8,632 as of March 31, 2015 and December 31, 2014, respectively)	11,729	9,064
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Group of nil and nil as of March 31, 2015 and December 31, 2014, respectively)	463	550

Total current liabilities	183,617	144,548
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Group of $28,083 and $23,687 as of March 31, 2015 and December 31, 2014, respectively)	28,083	23,687

Total liabilities	211,700	168,235

Total Xueda Education Group Shareholders’ equity	102,955	110,793
Noncontrolling interests	(30)	(79)
Total equity	102,925	110,714

Total liabilities and equity	$314,625	$278,949

Note: The above financial information as of December 31, 2014 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2014.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended March 31,
	2015	2014

Net revenues	$85,430	$85,254
Cost of revenues(1)	(63,793)	(61,159)
Gross profit	21,637	24,095

Operating expenses
General and administrative(1)	(13,251)	(15,305)
Selling and marketing(1)	(8,054)	(8,488)
Total operating expenses	(21,305)	(23,793)
Income from operations	332	302
Interest income	1,323	1,466
Income before income tax expenses and loss in equity method investment	1,655	1,768
Income tax expenses	(567)	(433)
Income after income tax expenses before loss in equity method investment	1,088	1,335
Loss in equity method investment	(91)	—
Net income	997	1,335
Net income attributable to the noncontrolling interests, net of taxes	(50)	(179)
Net income attributable to Xueda Education Group	947	1,156

Net income attributable to Xueda Education Group per ADS:
Basic	0.02	0.02
Diluted	0.02	0.02

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	62,362,935	66,725,157
Diluted	62,701,766	68,510,561

(1)Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended March 31,
	2015	2014
Share-based compensation expenses included in:
Cost of revenues	$8	$4
Selling and marketing expenses	—	6
General and administrative expenses	982	2,805
Total	$990	$2,815

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of US Dollars)

	Three Months Ended March 31,
	2015	2014
Net income	$997	$1,335
Other comprehensive income (loss), net of tax of nil	46	(1,001)
Total comprehensive income	$1,043	$334
Less: Comprehensive income attributable to non-controlling interests	49	198
Total comprehensive income attributable to Xueda Education Group	$994	$136

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars, except number of ADS and per ADS data )

	Three Months Ended March 31,
	2015	2014

Cost of revenues	$(63,793)	$(61,159)
Share-based compensation expense included in cost of revenues	8	4
Non-GAAP cost of revenues	(63,785)	(61,155)

General and administrative expenses	(13,251)	(15,305)
Share-based compensation expense included in general and administrative expenses	982	2,805
Non-GAAP general and administrative expenses	(12,269)	(12,500)

Selling and marketing expenses	(8,054)	(8,488)
Share-based compensation expense included in selling and marketing expenses	—	6
Non-GAAP selling and marketing expenses	(8,054)	(8,482)

Total operating expenses	(21,305)	(23,793)
Share-based compensation expenses	982	2,811
Non-GAAP total operating expenses	(20,323)	(20,982)

Total cost of revenues and operating expenses	(85,098)	(84,952)
Share-based compensation expenses	990	2,815
Non-GAAP cost of revenues and operating expenses	(84,108)	(82,137)

Gross profit	21,637	24,095
Share-based compensation expenses	8	4
Non-GAAP gross profit	21,645	24,099

Income from operations	332	302
Share-based compensation expenses	990	2,815
Non-GAAP income from operations	1,322	3,117

Net income attributable to Xueda Education Group	947	1,156
Share-based compensation expenses	990	2,815
Non-GAAP net income attributable to Xueda Education Group	1,937	3,971

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.03	0.06
Diluted	0.03	0.06

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	62,362,935	66,725,157
Diluted	62,701,766	68,510,561